Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Years ended December 31,

	2011	2010	2009	2008	2007
Fixed charges:
Interest	$103,229	$89,349	$81,860	$90,083	$61,640
Amortization of fees	5,072	3,888	3,668	3,873	2,691
Interest capitalized	438	10	5	92	993
Fixed charges	$108,739	$93,247	$85,533	$94,048	$65,324

Income from continuing operations	$ 148,079	$ 118,128	$ 116,083	$ 105,514	$ 118,549
Plus fixed charges	108,739	93,247	85,533	94,048	65,324
Less interest capitalized	(438)	(10)	(5)	(92)	(993)

Earnings from continuing operations before fixed charges	$256,380	$211,365	$201,611	$199,470	$182,880
Divided by fixed charges	$108,739	$93,247	$85,533	$94,048	$65,324
Ratio of earnings from continuing operations to fixed charges	2.4	2.3	2.4	2.1	2.8
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.9	1.8	1.8	1.7	2.0

Preferred stock dividends	$24,253	$24,253	$24,253	$24,253	$24,253